UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wentworth IV, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

950680 10 8

(CUSIP Number)

Brian Cooke
171 West 57th Street, Suite 2C
New York, NY 10019
(646) 354-9191

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Brian Cooke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	______________________________________________________________
	(b)	______________________________________________________________

3.	SEC Use Only ________________________________________________________

4.	Source of Funds (See Instructions) (See item 3)_______PF_______________________

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)_____

6.	Citizenship or Place of Organization ______U.S.A__________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power _______________500,000_____________________________

	8.	Shared Voting Power________________________________________________

	9.	Sole Dispositive Power____________500,000_____________________________

	10.	Shared Dispositive Power_____________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person___500,000______________

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)_______

13.	Percent of Class Represented by Amount in Row (11)________33.33%________________

14.	Type of Reporting Person (See Instructions) _______IN________________________________________________________________ _________________________________________________________________________

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”) of Wentworth IV, Inc., whose principal executive offices are located at 936A Beachland Boulevard, Suite 13, Vero Beach, FL 32963 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Brian Cooke (the “Reporting Person”).

(b) The business address of the Reporting Person is 171 West 57th Street, Suite 2C, New York, NY 10019.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Independent Contractor and Venture Capitalist, Newhouse Capital Partners, Managing Director located at 171 West 57th Street, Suite 2C, New York, NY 10019.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased 500,000 shares of Common Stock directly from the Issuer for an aggregate purchase price equal to $25,000. The source of funding for this purchase was personal funds.

Item 4. Purpose of Transaction.

The Reporting Person acquired 500,000 shares of Common Stock as a private investment.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 500,000 shares of Common Stock, representing 33.33% of the outstanding shares of Common Stock (based upon 1,500,000 shares of Common Stock issued and outstanding as of the date hereof).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 500,000 shares of Common Stock beneficially owned by the Reporting Person.

(c) The 500,000 shares of Common Stock reported herein were acquired by the Reporting Person effective September 18, 2007.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 500,000 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

 None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2007

/s/ Brian Cooke
Brian Cooke